Filed by Gas Natural SDG, S.A. pursuant to

Rule 425 of the Securities Act of 1933

Subject Company: Endesa, S.A.

Commission File No.: 333-07654

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The exchange offer will commence only (1) following approval of a final offer document by the Spanish Comisión Nacional del Mercado de Valores (CNMV) and publication thereof and (2) on or after the date on which Gas Natural SDG, S.A. (Gas Natural) files a Registration Statement on Form F-4 with the U.S. Securities and Exchange Commission (SEC) relating to the exchange offer.

Investors in ordinary shares of Endesa, S.A. (Endesa) should not subscribe for any securities referred to herein except on the basis of the final approved and published offer document that will contain information equivalent to that of a prospectus pursuant to Directive 2003/71/EC and Regulation (EC) No. 809/2004. Investors and security holders may obtain a free copy of such final offer document (once it is approved and published) at the registered offices of Gas Natural, Endesa, the CNMV or the Spanish Stock Exchanges.

Investors in American Depositary Shares of Endesa and U.S. holders of ordinary shares of Endesa are urged to read the U.S. prospectus and tender offer statement regarding the exchange offer, when it becomes available, because it will contain important information. The U.S. prospectus and tender offer statement will be filed with the SEC as part of its Registration Statement on Form F-4. Investors and security holders may obtain a free copy of the U.S. prospectus and tender offer statement (when available) and other documents filed by Gas Natural with the SEC at the SEC’s website at www.sec.gov. A free copy of the U.S. prospectus and tender offer statement (when available) may also be obtained for free from Gas Natural.

These materials may contain forward-looking statements based on management’s current expectations or beliefs. These forward-looking statements may relate to, among other things:

•	management strategies;

•	synergies and cost savings;

•	integration of the businesses;

•	market position;

•	expected gas and electricity mix and volume increases;

•	planned asset disposals and capital expenditures;

•	net debt levels and EBITDA and earnings per share growth;

•	dividend policy; and

•	timing and benefits of the offer and the combined company.

These forward-looking statements are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forwarding-looking statements, including, but not limited to, changes in regulation, the natural gas and electricity industries and economic conditions; the ability to integrate the businesses; obtaining any applicable governmental approvals and complying with any conditions related thereto; costs relating to the offer and the integration; litigation; and the effects of competition.

Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions.

These statements reflect our current expectations. In light of the many risks and uncertainties surrounding these industries and the offer, you should understand that we cannot assure you that the forward-looking statements contained in these materials will be realized. You are cautioned not to put undue reliance on any forward-looking information.

This communication is not for publication, release or distribution in or into or from Australia, Canada or Japan or any other jurisdiction where it would otherwise be prohibited.

* * *

The following is a press release issued by Gas Natural SDG, S.A. in connection with the offer by Gas Natural SDG for 100% of the share capital of Endesa.

GAS NATURAL REQUESTS THAT THE MARKETS BE ALLOWED TO DECIDE

FREELY AND TRANSPARENTLY ON THE BID FOR ENDESA

THE CHAIRMAN OF GAS NATURAL WOULD LIKE NEGOTIATIONS TO BE

DEVOID OF POLITICS AND ‘NERVES’

•      Gas Natural will guarantee all real and effective investment proposals in all the natural gas and electricity businesses made by both companies in all the autonomous regions. These will be of direct benefit to consumers, who recently have suffered in certain territories due to lack of investment in maintenance and will improve the power distribution network.

•      The operation will enable Endesa’s shareholders to benefit from the profitability of a solid industrial plan based on the integration of the gas and electricity businesses, which is better than the present one, with sufficient capacity to guarantee its competition in the domestic power industry as well as in the European and international power market.

•      The transaction offers shareholders a higher share price than that achieved by Endesa over the past five years.

•      Over the past two years, the management of Gas Natural has proven its experience and efficiency in competing in the power sector both in Spain and around the rest of the world.

•      Gas Natural reiterates that it is counting on all the employees of Endesa to implement this project and that it will create a wealth of new opportunities for them.

Salvador Gabarró, chairman of the Gas Natural Group, today requested that the markets be allowed to decide freely and with transparency on the bid that the company has launched on Endesa. Salvador Gabarró said that it is time for a rationale and serene debate, free of politics and nerves, as befits a developed and modern economy keen to maximise growth opportunities.

Through this offer, if we consider the share price performance, Endesa shareholders will benefit from the best offer to have been offered to them in the past five years.

Institutional Framework

Salvador Gabarró underscored that this project was a strictly ‘industrial project, that is naturally subject to the strict review and control of the market, sector and competition regulators’.

On the other hand, Gabarró considers that ‘we developed our own institutional framework a long time ago, it is consolidated, and unfortunately, does not stand up to the test of simple commercial deals between public companies.’

The chairman of Gas Natural furthermore requested that the debate surrounding the bid should remain in the industrial arena and away from the political forum, given that the bid is directed at Endesa shareholders and they are the ones who will be taking the decisions.

All investments in Autonomous Regions guaranteed

As ever, Gas Natural reiterates that the proposed bid guarantees the completion of all investment commitments of both companies across all the autonomous regions.

Gas Natural is a company that since its inception has always believed in the merits of investment in the distribution business. Therefore, the combined entity has committed to complete and implement all investment – real and effective- that Gas Natural and Endesa have proposed in the natural gas and electricity businesses across all the autonomous regions as it believes that it is imperative to improve the efficiency and quality of their service.

These investments will benefit consumers directly, especially as in some regions these have suffered from lack of investment in maintenance and improvement in distribution networks.

Investments for the combined entity for the period 2006-2009 will total 17000 million euros, of which over 60% will be destined to generation and distribution projects in Spain, with special emphasis on guaranteeing the quality of service in the regulated business and the maximisation of opportunities in the combined gas and electricity businesses.

Furthermore, the new group will maintain the investments planned for 2006-2009 in the distribution of natural gas and electricity which each of the companies had planned to implement separately.

The estimated savings arising out of the combined distribution networks for each company could exceed 70million euros annually, which the combined entity has committed to re-investing completely with the aim of continuously improving customer service.

Endesa shareholders receive the best offer they have had in five years

The offer presented to Endesa shareholders which consists of a cash payment of €7,34 in cash and 0.569 shares of Gas Natural for every share in Endesa, provides the opportunity for each shareholder to receive a cash payment for their actual shareholding in Endesa whilst also participating in the growth and revaluation of the new group.

The consideration offered to Endesa shareholders by Gas Natural values Endesa at €21.30 per share (on the basis of the Gas Natural closing share price on 2 September), an amount that is higher to the Endesa share price over a historic period of 5 years.

Proof of this lies in the fact that in the run-up to the bid, 22 financial market analysts out of a total of 24 valued Endesa shares below €21.30.

Regional Structure

With a view to bringing decision-making closer to the markets and customers, the new company will be organised along regional lines.

Therefore, in gas distribution, the new company will maintain the regional structures but in addition they will create two separate companies for gas distribution in Cataluna and Madrid.

In electricity generation and distribution, the company will be structured along territorial lines; these will include all the assets as well as employees who develop, operate and maintain them. Therefore, the following will be created:

•      SEVILLANA distribution and SEVILLANA Generación

•      ERZ Distribution and ERZ Generación

•      GESA Distribución and GESA Generación

•      UNELCO Distribución and UNELCO Generación

•      FECSA-ENHER Distribución and FECSA-ENHER Generación

This regional structure, along with the rest of the project, is based on the assumption that all the professionals in Gas Natural SDG and Endesa will stay on to achieve the new goals set by the new company and so guarantee the right management and customer service to its client base of up to 30 million customers.

Market Perception

The management of Gas Natural has recently met with a large number of domestic and international institutional investors and these have confirmed the market’s acceptance of the logical business rationale for the transaction. In this light, the relative share prices of Endesa and Gas Natural are consistent with the market view that this transaction will be accepted under the proposed terms.

Barcelona, the 18th of September 2005.